FNX Mining Reports Strong
Financial and Operating Results for 2005

TORONTO: April 3, 2006 - FNX Mining Company Inc. (FNX-TSX/AMEX) is pleased to report that 2005 was the most productive and successful year in the Company’s history. The Company enjoyed record production and operating results from its McCreedy West mine, where, by year end, it had doubled its daily mine rate by bringing the PM Deposit into full production. Through the acquisition of Dynatec Corporation’s assets in the former Sudbury Joint Venture and the acquisition of Aurora Platinum Corp., the Company was able to consolidate its Sudbury Joint Venture ownership to 100% and increase eight-fold its mineral land holdings in the prolific Sudbury mining district, Ontario, Canada. In addition, the Company made two mineral discoveries during the year; the high-grade copper, nickel, platinum, palladium and gold Levack Footwall Discovery situated behind the Company’s Levack mine and the Segway Discovery in the footwall environment at its Kirkwood Mine property.

The Company is also pleased to report positive financial and operating results for fiscal year 2005 (see FNX’s audited 2005 Financial Statements and MD&A filed on SEDAR and the Company’s website for details). The operating results from its 100% owned McCreedy West mine in Sudbury enabled the Company to ship and sell more ore (437,367 tons) and produce more nickel (8.0 million pounds), copper (6.2 million pounds), cobalt (98,410 pounds) and precious metals (10,000 ounces) in 2005, than in 2004. Operating revenues were $84.6 million for the year, approximately 40% higher than in 2004. Total cash operating margin, a non-GAAP performance measure (see FNX’s MD&A filed on SEDAR for non-GAAP measure explanations) was $33.1 million in 2005 compared to $24.9 million in 2004 and cash operating margin per ton (a non-GAAP measure) was $75 in 2005, compared to $81 in 2004. Cash flows from operating activities were $27.2 million, equal to $0.47 per share for the year and 121% higher than in 2004.

	Unaudited Three Months Ended		Twelve Months Ended
	Dec. 31 2005	Dec. 31 2004	Dec. 31 2005	Dec. 31 2004
Financial Summary
Revenue	$22.7	$16.3	$84.6	$60.4
Net Earnings	0.5	2.3	4.6	6.0
Earnings per Share (C$/Share)	$0.01	$0.05	$0.08	$0.12
Cash	152.5	56.8	152.5	56.8
Debt	-	-	-	-
Mine Depreciation and Amortization	3.2	1.8	8.8	6.4

Non-GAAP Measures¹:
Adjusted Net Earnings	0.5	2.3	7.9	6.0
Adjusted EBITDA	4.9	3.3	17.7	13.0
Operational Summary¹
Ore Shipped and Sold (tons)	131,404	82,292	437,367	306,768
Revenue per Ton Sold (C$)	173	199	193	197
Cash Operating Costs	16.0	9.6	51.5	35.5
Cash Operating Costs/Ton Shipped (C$)	122	117	118	116
Cash Operating Margin	6.7	6.7	33.1	24.1
Cash Operating Margin per Ton Shipped (C$)	51	82	75	81
Cash Cost per lb of Ni (net of by-product credits) (US$)	3.11	3.54	3.17	3.28

¹ The calculation of all non-GAAP measures discussed herein is shown in the Company’s MD&A filed on our Company website and on SEDAR.

The Company’s net earnings in 2005 were $4.6 million, or $0.08 per share, compared to $6.0 million or $0.12 per share in 2004. The Company reported $0.5 million in net earnings for the fourth quarter of 2005 or $0.01 per share compared to $2.3 million or $0.05 per share in the fourth quarter of 2004. As a result of the Aurora acquisition and the subsequent sale of 50% of Aurora to Dynatec, the Company incurred a one-time after tax accounting loss of $3.3 million or $0.06 per share in 2005 earnings. In addition, lower realized nickel prices, costs associated with the Dynatec and Aurora transactions, higher capital taxes, higher non-cash deferred taxes and a stronger Canadian dollar all negatively affected net earnings.

The Company reported fourth quarter 2005 revenues of $22.7 million compared to $16.3 million in the fourth quarter of 2004. Adjusted net earnings (a non-GAAP measure) were $7.9 million (31% higher than in 2004) and adjusted EBITDA (a non-GAAP measure) was $17.7 million (36% higher than in 2004). The Company’s cash operating margin (a non-GAAP measure) was $6.7 million ($51 per ton of ore shipped) for the fourth quarter.

The Company completed a $102 million bought deal financing in 2005. At year-end, the Company had $152.5 million of cash and working capital of $153.2 million. In addition, the Company had $49.1 million in liquid securities and remains debt free. This strong balance sheet will help finance future exploration and mine development on the Company’s Sudbury properties.

The weighted average metal prices received for the fourth quarter were US$5.77 per lb. of nickel and US$2.07 per lb. for copper. For the year, the weighted average metal prices received were US$6.56 per lb. for nickel and US$1.73 per lb. for copper. The cash cost of producing a pound of nickel, net of by-product credits, was US$3.11 for the fourth quarter and US$3.17 for 2005.

Investments

As a result of the Aurora acquisition and the acquisition of Dynatec’s interests in Sudbury and Aurora, the Company owns 7,716,594 shares of Dynatec, 13,300,000 common shares of Lake Shore Gold Corp. and 6,860,715 common shares of Superior Diamonds Inc., all of which are publicly traded corporations. In addition, the Company holds 3,150,230 common shares and 2,347,886 common share purchase warrants of International Nickel Ventures Corp., a recently listed publicly traded corporation. The total market value of the Company’s long-term investments as at December 31, 2005 was $49.1 million.

Change in Accounting Policies

With the acquisition of Dynatec’s interest in the former Sudbury Joint Venture and the Company acquiring 100% ownership and full control of its Sudbury based assets, the Company changed its accounting policy with respect to revenue recognition and the costing of broken ore underground. Revenue will now be recognized with provisionally priced sales at the time the ore is shipped to the custom mill, which is also the time when title to the ore transfers. The ore is sold under an off-take agreement that provides for final prices that are determined by quoted market prices in a period subsequent to the date of revenue recognition. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Revenue was previously recognized two months after shipment, being the date that the nickel and copper components were settled. The Company has also changed its accounting policy with respect to broken ore underground. In-process inventory will now be recognized only with respect to broken ore transported and deposited on surface, reflecting the fact that the ore is not available for use until it has reached the surface. Both changes have been adopted retroactively in the Company’s 2005 financial statements resulting in all statements since November 2003 being restated. As a result of these changes in accounting policies, there was an increase in mine operating revenues of $7.9 million (2004 - $4.5 million) and an increase in mine operating expenses of $6.2 million (2004 - $4.2 million). The significant impacts on the balance sheet as a result of these changes were an increase in accounts receivable of $13.0 million (2004 - $6.8 million) and a decrease in ore-in-process inventory of $8.5 million (2004 - $4.8 million). These changes bring the Company’s accounting policies more in line with those employed by its peer group of mining companies.

Operating Results

During 2005, the Company shipped 437,367 tons of ore and produced 8.0 million pounds of nickel, 6.2 million pounds of copper, 98,410 pounds of cobalt and 10,000 ounces of precious metals (platinum, palladium and gold).
The cash cost of producing a pound of nickel, net of by-product credits, was US$3.11 for the fourth quarter and US$3.17 for 2005.

Exploration Results

The discovery of high-grade copper, nickel, platinum, palladium and gold mineralization in the footwall rocks behind the Levack Mine (Levack, Rob’s, Lower and Keel deposits) is potentially one of the most significant events in the Company’s history. The main focus of the Company’s 2005 drill program (totaling 296,788 ft. of drilling from 513 holes) was on the new Levack Footwall Deposits where 119,025 ft. of drilling was completed in 51 holes from surface and underground drill platforms. The planned 2006 drill program will help delineate these high-grade copper-nickel-platinum-palladium deposits and test their potential. Exploration on the Levack Footwall deposits will continue throughout the year with three surface drills and three underground drill rigs operating from the adjacent Falconbridge Craig Mine. The drilling at McCreedy West Mine (117,805 ft. in 417 drillholes) focused primarily on reserve replacement and testing for expansion of the known deposits. Both objectives were successful with all of the reserves mined out during the year at the McCreedy West mine being replaced. Three holes (4,746 ft.) were completed at Levack. Six holes (2,139 ft.) were drilled at the Kirkwood Property to test the depth extension of the new Segway Discovery where additional drilling is warranted and required to further test this new discovery. Twenty holes (15,595 ft.) of infill drilling at the Podolsky North Deposit are helping to define the deposit and establish resources. Initial drilling on the Aurora Properties began in July and 16 holes (37,478 ft.) were completed with three (12,675 ft.) on the Falconbridge Property and 13 (24,803 ft.) on the Foy Property.

2006 Production Forecast

During 2006, the Company plans to ship a total of 635,000 tons of production and development ore to the Inco mill; a 38% increase over ore shipped in 2005. The production ore will come entirely from the McCreedy West nickel contact and copper footwall deposits while limited development nickel ore will come from the Levack Mine. In 2006, the Company is scheduled to produce 8.1 million lbs. of nickel, 9.7 million lbs. of copper, 55,000 lbs of cobalt and 40,000 ounces of combined platinum, palladium and gold.

2006 Exploration Outlook

The Company’s approved 2006 exploration budget totals $14.0 million with almost half of the budget being spent to further drill test the Levack Footwall discoveries. The drilling at the McCreedy West mine is designed to replace ore reserves mined during 2006. Regional targets at the Podolsky Property will be tested and $3.1 million has been allocated for the drilling on the Aurora Falconbridge and Foy properties. A further $1.4 million has been allocated to other Aurora properties outside Sudbury.

Conference Call

FNX will be hosting a conference call on Wednesday, April 5 at 9:00 a.m. Eastern Time. Conference call numbers are:

Live in North America:

416-695-6622  or 1-877-888-3490
Access Code: 618434

A replay is available until midnight, April 19th, 2006

416-695-5275or 1-888-509-0081
Access Code: 618434
Slides for the conference call will be available on the Company’s website home page at www.fnxmining.com

Forward-Looking Statement

This press release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this release the sections entitled “2006 Production Forecast and 2006 Exploration Outlook” contain forecasts subject to various risks. Accordingly, readers should not place undue reliance on forward-looking statements and are advised to read the Company’s MD&A and Annual Information Form filed on SEDAR for other risks associated with the Company.

For further information, please contact:

Terry MacGibbon, President and Chief Executive Officer
Ronald P. Gagel, Vice President and Chief Financial Officer
Tony Makuch, Senior Vice President and Chief Operating Officer

Tel: (416) 628-5929
Email: info@fnxmining.com
Fax: 416-360-0550
FNX Web site: www.fnxmining.com